UNITED STATES
SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report: **February 1, 2007**
Date of Earliest Event Reported**: January 2, 2007**

<u>Fresh Harvest Products, Inc.</u>

(Exact name of registrant as specified in its charter)

New Jersey	**000-24189**	**33-1130446**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

280 Madison Avenue, Suite 1005 **New York, NY**	**10016**
(Address of principal executive offices)	(Zip Code)

Registrants' telephone number: **(212) 889-5904**

N/A
(Former Name or Former Address if Changed
Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act   (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On January 2, 2007, Fresh Harvest Products, Inc. (the "Company") entered into several agreements with Platinum Funding Services LLC ("Platinum") whereby Platinum will purchase the Company's accounts receivable in factoring transactions. The term of each agreement is two years.

Pursuant to the agreements, Platinum will purchase certain accounts receivables (approved by Platinum) from the Company at the face value of the individual accounts receivable. Platinum will advance to the Company 75% of the face amount of each of the accounts receivable it elects to purchase. The 25% balance payable after collection by Platinum subject to collectability and other conditions. The Company is required to deliver to Platinum for purchase no less than $300,000 in approved (by Platinum) accounts receivable per quarter of the term of the agreement ("Term Quarter"). Based upon this quarterly minimum of delivered (and purchased by Platinum) approved accounts receivable, Platinum will earn a fee and will have its expenses reimbursed. Generally, the fee is determined as follows: For invoices paid within 30 days, the Purchase Price shall be 97.50% of the amount of the Accounts Receivable and the discount thereafter shall be 2.5%; and for invoices paid everyday 10 days thereafter the fee increases by approximately 0.84%., with a maximum discount (or fee) of 15%, for invoices paid in 90 days or over. In addition, the agreement calls for the Company to pay Platinum certain minimum fees (based upon certain fee formulas) in the event of the following:

- if the approved accounts receivable delivered during any Term Quarter is less than minimum $300,000, the Seller shall pay to Platinum a Minimum Fee on account of such Term Quarter. Such Minimum Fee shall be equal to the product of (i) the actual aggregate fees earned by Platinum from the purchase of Accounts Receivable from Seller for the applicable Term Quarter (or then expired portion thereof) (the "Partial Fee") and (ii) a fraction, the numerator of which is the Quarterly Base Sales Amount and the denominator of which is the actual aggregate amount of Accounts Receivable theretofore delivered by Seller in such Term Quarter, less (iii) the Partial Fee.

- if the approved accounts receivable delivered during any Term Quarter is $0, the Seller shall pay to Platinum in respect of such Term Quarter a Minimum Fee equal to the product of (i) the Quarterly Base Sales Amount and (ii) a fraction, the numerator of which is the aggregate Fees theretofore earned by Platinum pursuant to this Factoring Agreement and the denominator of which is the actual aggregate amount of Accounts Receivable theretofore purchased by Platinum pursuant to this Factoring Agreement.

- if the approved accounts receivable delivered during the term of the entire agreement, or any extension thereof, is $0, the Seller shall pay to Platinum a Minimum Fee equal to the product of (i) the minimum Discount as set forth in the

Fee and Reimbursements Schedule of the Purchase and Sale Agreement, and (ii) the total amount of approved Accounts Receivable committed by Seller to be delivered to Platinum under this Factoring Agreement (a "No Delivery Fee").

In addition to the factoring arrangement, the Company and Platinum entered into a Funding Agreement whereby Platinum arranged to provide the Company with Letters of Credit necessary for the Company to acquire the goods required to fulfill outstanding purchase orders. As of the date hereof, Platinum has opened a Letter of Credit on behalf of the Company in the amount of CAD$140,294.64 (approximately US$121,300) for the benefit of the Company's third party manufacturer. Platinum has agreed to provide, at any one time, up to US$150,000 through letter of credit financing for the transactions contemplated by the subject agreements. Pursuant to the Funding Agreement, the Company will pay Platinum 3.5% of the Letter of Credit amount for the first 30 days, thereafter the Company has agreed to pay Platinum 1.0% of the Letter of Credit amount for each additional 10 day period the Letter of Credit is outstanding beyond the initial 30 day period. In addition, the Company will reimburse Platinum for expenses incurred.

As a condition precedent to the obligation of Platinum entering into the various agreements and arrangements with the Company, both its President (CEO) and its COO were required to provide Platinum separate Performance Guarantees guarantying (a) the due and punctual performance by the Company of the representations contained in the agreements (b) the payment (and not merely the collectability) of any loss, liability or expense incurred by Platinum in the event any one or more of the representations is untrue in any respect or fail to be performed and (c) the payment (and not merely the collectability) of any other obligation owed by the Company to Platinum of any nature.

Copies of the agreements related to the above are attached as exhibits hereto. The foregoing descriptions of the subject factoring and lending arrangements are qualified in each's entirety by reference to the full text of each exhibit, respectively.

Item 2.03   Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information required by this Item 2.03 is included in Item 1.01 and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

99.1   Corporate Certificate

99.2   Factoring Agreement between Platinum Funding Services LLC and the Registrant effective January 2, 2007

99.3   Funding Agreement between Platinum Funding Services LLC and the Registrant effective January 2, 2007

99.4   Performance Guaranty between Platinum Funding Services LL C and Michael Friedman

99.5   Performance Guaranty between Platinum Funding Services LLC and Dominick Cingari

99.6   Right of Set-Off Letter dated January 2, 2007

99.7   Security Agreement between Platinum Funding Services LLC and the Registrant effective January 2, 2007

SIGNATURES.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fresh Harvest Products, Inc.

By: /s/ Michael Jordan Friedman

Date: February 1, 2007

Michael Jordan Friedman
President, Chief Executive Officer and Chairman
of the Board of Directors

Exhibit 99.1

CORPORATE CERTIFICATE
OF
FRESH HARVEST PRODUCTS, INC.

As a continuing inducement to Platinum Funding Services LLC, ("Platinum") to purchase accounts receivable in factoring transactions from the corporation above named (the "Company"), and to continue to do so, the undersigned officers of the Company represent, warrant and covenant to Platinum as follows:

1. The exact name of the Company is: Fresh Harvest Products, Inc

2. The Company was incorporated on Nov 26, ~~19~~2003 under the laws of the State of New York; is in good standing under the laws thereof; and will continue to be so upon each sale of an account receivable to Platinum.

3. The principal place of business of the Company and location of its books pertaining to accounts, contract rights, inventory and other business records, is:

250 Madison Ave Suite 1005
Street Address

NY, NY 10016
City, County, State and Zip Code

The other office(s) of the Company are at the following addresses (attach additional sheets if necessary):

(a) 3163 Kennedy Blvd — Street Address; Hudson — County

Jersey City — City or Town; NJ 07306 — State and Zip Code

(b) ______ Street Address; ______ County

______ City or Town; ______ State and Zip Code

4. The stockholders and directors of the Company have duly authorized and adopted all corporate proceedings necessary to enable the Company to sell accounts receivable to Platinum in factoring transactions including, without limitation, the execution, delivery and performance by any officer or employee of the Company, acting singly, of a Purchase and Sale Agreement for each such invoice factored.

Platinum may rely on the execution of a Purchase and Sale Agreement by any employee of the Company as conclusive evidence of the binding determination of the Company to enter into the transactions therein set forth.

     5. The officers of the Company, and their respective titles and signatures are as follows (attach additional sheets if necessary):

PRESIDENT   _Michael / Fielman_
                   (Please print your name)   Signature

VICE-PRESIDENT
                   (Please print your name)   Signature

SECRETARY   _Michael / Fielman_
                   (Please print your name)   Signature

TREASURER
                   (Please print your name)   Signature

Except as indicated below, each of these officers, acting singly or in concert with one or more other such officers, has the full power to sign documents for and on behalf of the Company in all transactions with Platinum.

     6. The Company will deliver written notice to Platinum of any change with respect to any of the foregoing matters within 10 days following the occurrence of any such change. Platinum shall, however, be entitled to rely in all respects on the foregoing certifications unless or until any such notice is received.

IN WITNESS WHEREOF, the undersigned has duly executed this Corporate Certificate as of the _2_ day of _January_ , 200_7_


Signature of Corporate Secretary

The undersigned hereby certifies to Platinum that the above signatory is the duly elected and qualified Secretary of the Company.


Signature of President

corp.certificate

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Acknowledgment

STATE OF   · /   :

                  :SS:

COUNTY OF   / ' /   :

On this ² day of January, 2007, before me personally came Michael Jordan Friedman, to me known, who being duly sworn, did depose and say that he resides at 333 West 56th Street, Apt. 7B, New York, New York 10019 and that he is the President of Fresh Harvest Products, Inc., a New Jersey corporation, the corporation described in and which executed the foregoing instrument, and acknowledged that he executed the same by authority of the board of directors of said corporation for the uses and purposes in said corporation set forth.



_____
Notary Public

Exhibit 99.2

FACTORING AGREEMENT

THIS FACTORING AGREEMENT made as of the 2 day of January, 2007 by and between PLATINUM FUNDING SERVICES LLC, a New York Limited Liability Company, having an office at Two University Plaza, Hackensack, New Jersey 07601 ("Platinum") and FRESH HARVEST PRODUCTS, INC., a New Jersey corporation, having a place of business at 280 Madison Avenue, Suite 1005, New York, New York 10016 ("Seller").

W I T N E S S E T H:

WHEREAS, Seller has requested that Platinum purchase from Seller, from time to time, all of Seller's right, title and interest in and to certain accounts receivable due to Seller from its customers; and

WHEREAS, Platinum has agreed to purchase certain of such accounts receivable from Seller, from time to time, upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in order to induce Platinum to purchase such accounts receivable, and for Ten ($10.00) Dollars and other good and valuable consideration, the receipt and sufficiency of which being hereby acknowledged, the parties hereto agree as follows:

1. <u>Sale and Purchase of Accounts Receivable.</u> Seller will tender to Platinum certain of Seller's invoices to be rendered to Seller's customers ("Account Debtors") with respect to goods sold and delivered to, or services performed for, such Account Debtors by Seller (individually, an "Account Receivable" and collectively, the "Accounts Receivable"). Such invoices shall be delivered by Platinum to the respective Account Debtors, in accordance with the standard billing procedures of Platinum, together with or after notice from Seller and/or Platinum to such Account Debtors of the irrevocable assignment to Platinum of payment thereunder. Platinum will conduct such examination and verification of the invoices so tendered, and such credit investigation of such Account Debtors, as Platinum considers necessary or desirable, and will notify Seller as to which of the individual Accounts Receivable so tendered, if any, Platinum elects to purchase. Platinum shall at all times have the absolute right in its sole discretion to reject any or all of the Accounts Receivable, whether or not Platinum has previously purchased Accounts Receivable from Seller or previously purchased Accounts Receivable of any particular Account Debtor.

2. <u>Account Agreements.</u> Those Accounts Receivable which Platinum elects to purchase from Seller shall be purchased upon the terms and subject to the conditions of separate Purchase and Sale Agreements, between Seller and Platinum, the form of which has heretofore been provided to Seller (the "Account Agreements"). Platinum shall advance against the Purchase Price (as defined in the Account Agreements) for the Accounts Receivable Platinum elects to purchase pursuant to the provisions hereof, seventy five (75%) percent of the face amount of such Accounts Receivable purchased. Platinum shall pay the balance of the Purchase Price, as calculated pursuant to the applicable Account Agreement, pursuant to the further provisions of this Section 2. For

the purposes hereof, the term "Schedule Closure Date" shall mean, with respect to each of the schedules or batches of Accounts Receivable purchased pursuant to each Account Agreement (a "Schedule"), the date with respect to each Schedule on which the applicable Account Debtors have either paid all such Accounts Receivable in the Schedule or, a Chargeback (as defined in the Account Agreements) has been taken thereagainst; provided, however, that Seller may, at its election, repurchase any such Accounts Receivable from Platinum, for a price equal to the face amount of such Account Receivable, in which event such Account Receivable shall be deemed duly paid for the purposes of determining the Schedule Closure Date. Notwithstanding anything to the contrary herein contained, the Accounts Receivable purchased by Platinum may be aggregated and administered as a single Account Receivable, or as several discreet Accounts Receivable, in the discretion of Platinum (each, an "Aggregate Receivable" or Schedule as previously defined). Periodically, from and after each Schedule Closure Date, the balance of the Purchase Price, if any, payable in respect of the Accounts Receivable purchased pursuant to each Account Agreement (the "Purchase Price Balance") shall be aggregated with the Purchase Price Balance, if any, from all other Schedules in respect of which there has occurred other Schedule closures (the "Aggregate Purchase Price Balance"), and Platinum shall credit to Seller's reserve account, the positive amount, if any, of such Aggregate Purchase Price Balance. Chargebacks from all Account Agreements shall be debited against the Seller's reserve account and the net credit balance shall be rebated to the Seller in accordance with Platinum's standard rebate practices. Updated account information will be posted weekly on Platinum's website and Seller hereby agrees that account information and computations contained therein shall be presumptively deemed to be correct and accurate and all the amounts set forth therein shall be binding on Seller unless Seller, on or before the thirtieth (30th) day following the initial posting of the information on Platinum's website, provides to Platinum written objection as to the posted account information stating with reasonable specificity the information or computations to which Client objects and providing a detailed statement of the reasons for such objection. In the event Seller fails to timely object, Seller shall be deemed to have knowingly and voluntarily waived any objection or claim based on the information therein and for all preceding months.Capitalized terms not herein defined shall have the respective meanings attributed thereto in the Account Agreement. In the event of any conflict between the provisions of an Account Agreement and this Factoring Agreement, the provisions of this Factoring Agreement shall govern and control. Notwithstanding the first sentence of this Section 2, if either Seller or Platinum shall fail to execute an Account Agreement with respect to a particular Account Receivable tendered by Seller to Platinum, and Platinum shall nevertheless pay an Advance Amount to Seller for such Account Receivable, Platinum shall be presumed conclusively to have purchased, and Seller shall be presumed conclusively to have sold, such Account Receivable pursuant to an Account Agreement, and such Account Receivable shall be governed by the terms and conditions (including, without limitation, Seller's representations, warranties and covenants to Platinum contained therein) set forth in the Account Agreement in the form heretofore provided to Seller.

3. Conditions Precedent. Platinum shall not be required to purchase any Accounts Receivable pursuant to an Account Agreement unless and until each of the following conditions shall have been satisfied:

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(a) Platinum and Seller shall have entered into a Security Agreement in the form heretofore provided to Seller (the "Security Agreement"), to secure Seller's performance of the representations, warranties and covenants set forth in the Account Agreements on Seller's part to be performed (the "Representations") (but not the payment of the Accounts Receivable purchased thereby);

(b) Michael Jordan Friedman and Dominick M. Cingari shall each have executed and delivered to Platinum a Performance Guaranty in the form heretofore provided to Seller (the "Performance Guaranty"), with respect to Seller's performance of the Representations on Seller's part to be performed (but not the payment of the Accounts Receivable purchased thereby);

(c) Seller shall have authorized Platinum to file Uniform Commercial Code financing statements with the appropriate filing officer or officers in each jurisdiction where, in the reasonable opinion of Platinum, such filing is necessary or desirable to perfect the security interests granted pursuant to the Security Agreement and to provide notice of the factoring arrangement; and

(d) Seller shall have executed and delivered to Platinum an Account Agreement in the form heretofore provided to Seller, together with the schedule of proposed Accounts Receivable attached thereto as Schedule A, which Schedule A shall be duly executed and dated by Seller.

Platinum's failure to require the satisfaction of any one or more of these conditions precedent shall not be deemed a waiver thereof, nor shall such failure in any way alter, modify or vitiate Seller's obligations hereunder or any guarantor's obligations under the respective Performance Guaranties.

4. Cross-Collateralization. If a Default (as defined in the Security Agreement) shall have occurred, Platinum shall have the right, which may be exercised in its sole and absolute discretion at any time and from time to time during the continuance of such Default, to apply all amounts collected with respect to Accounts Receivable, as follows, before any payment from such collections shall be made to Seller: (i) first, against the unreimbursed balance of the Advance Amounts made by Platinum to Seller with respect to Accounts Receivable purchased from Seller under one or more Account Agreements; (ii) next, to the payment of all fees and expense reimbursements (as described in the Account Agreements) accrued with respect to Accounts Receivable purchased by Platinum from Seller, whether or not such fees have become due and payable pursuant to the terms of the Account Agreements; and (iii) the balance, if any, to the payment of any and all other liabilities and obligations of Seller to Platinum pursuant to this Factoring Agreement, the Security Agreement, the Account Agreements and any other agreement entered into between Platinum and Seller concurrently or in connection herewith.

5. Collection of Accounts Receivable. Seller will instruct all of the Account Debtors obligated with respect to the Accounts Receivable assigned to Platinum to mail or deliver payments on such Account Receivable directly to Platinum at its address herein above set

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forth or at such other address as Platinum may specify in a written notice to Seller. Such instructions shall not be rescinded or modified without Platinum's prior written consent. If, despite such instructions, Seller shall receive any collections or other proceeds of the Accounts Receivable assigned to Platinum, Seller shall immediately deliver such payments, in the exact form received, to Platinum. Failure to deliver such payments to Platinum as provided herein shall be deemed a default under the Factoring Agreement. All payments received by Platinum shall be applied as provided in Sections 4 and 5 above. Platinum shall have no liability to Seller for any mistake in the application of any payment received with respect to any Account Receivable, provided Platinum shall have acted in good faith and without gross negligence in respect thereof.

6. <u>Payment of Expenses and Taxes.</u> Seller will (a) pay or reimburse Platinum for all of Platinum's out-of-pocket costs and expenses incurred in connection with the preparation and execution of, and any amendment, supplement or modification to, this Factoring Agreement, the Security Agreement, any of the Account Agreements and any other documents prepared in connection herewith or therewith, and the consummation of the transactions contemplated hereby and thereby, including, without limitation, the fees and disbursements of counsel to Platinum; (b) pay or reimburse Platinum for all its costs and expenses incurred in connection with the enforcement or preservation of any rights under this Factoring Agreement, the Security Agreement, the Account Agreements and such other documents, and the verification of the Accounts Receivable and the creditworthiness of the Account Debtors, including, without limitation, fees and disbursements of counsel to Platinum which shall include but not be limited to the payment of Platinum's in-house counsel's fees at his or her usual and customary hourly rate, which rate shall not be less than $300.00 per hour nor greater than $500.00 per hour, together with the expenses of said in house counsel; (c) pay, indemnify, and hold harmless from and against any and all recording and filing fees and any and all liabilities with respect to, or resulting from, any delay in paying, stamp, excise and other taxes, if any, which may be payable or determined to be payable in connection with the execution and delivery of, or consummation of, any of the transactions contemplated by, or any amendment, supplement or modification of, or any waiver or consent under or in respect of, this Factoring Agreement, the Security Agreement, the Account Agreements and any such other documents; and (d) pay, indemnify, and hold Platinum harmless from and against any and all other liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever with respect to the execution, delivery, enforcement and performance of this Factoring Agreement, the Security Agreement, the Account Agreements and such other documents (all of the foregoing being hereinafter collectively referred to as the "indemnified liabilities"); provided, however, that Seller shall have no obligation hereunder to Platinum with respect to indemnified liabilities arising from (i) the gross negligence or willful misconduct of Platinum, (ii) salaries and other amounts payable by Platinum to its employees in the ordinary course of business or (iii) expenses incurred by Platinum (other than those specifically enumerated in clauses (a), (b) and (c) above) in the ordinary course of business in connection with the performance of its obligations hereunder. In recognition of Platinum's right to have its attorneys' fees and other expenses incurred in connection with this Factoring Agreement secured by the collateral pledged by Seller pursuant to the Security Agreement, notwithstanding payment in full of all obligations by

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Seller, Platinum shall not be required to record any terminations or satisfactions of any of Platinum's liens on the collateral unless and until Seller has executed and delivered to Platinum, a general release in a form reasonably satisfactory to Platinum. Seller understands that this provision constitutes a waiver of its rights under section 9-513 of the Uniform Commercial Code. The agreements in this Section 6 shall survive the termination of this Factoring Agreement.

7. <u>Amendments.</u> Any provisions hereof may be modified or amended only by a written instrument expressly referred hereto duly executed on behalf of Platinum and Seller by their respective duly authorized representatives and no such amendment or modification hereof will in any way release or diminish any guarantor's obligations under their respective Performance Guaranties.

8. <u>Termination.</u> This Factoring Agreement shall begin on the date hereof and, unless sooner terminated as herein provided, terminate at 11:59 p.m. on the day immediately preceding the second year anniversary of the date hereof (the "Scheduled Term"), except that the Representations, and the remedies of Platinum for a breach of such Representations, shall survive the termination of this Factoring Agreement. Such termination shall not affect the rights of Platinum in enforcing its remedies against Seller or any collateral upon any default by Seller hereunder or upon a Default under the Security Agreement. This Factoring Agreement shall be deemed automatically renewed from year to year (the "Rescheduled Term") unless Seller shall deliver written notice of cancellation to Platinum at least 60 days but not more than 90 days prior to the expiration date then in effect hereunder.

9A.. <u>Fee.</u> The fee to be earned by Platinum for the purchase of Accounts Receivable from Seller, as set forth in the Fee and Reimbursements Schedule attached to the Account Agreements (the "Fee"), has been established after negotiation between the parties and is based upon Seller's commitment to deliver to Platinum not less than $300,000.00 per quarter of approved Accounts Receivable (the "Quarterly Base Sales Amount") during each 90 day period (a "Term Quarter") of the Scheduled Term or Rescheduled Term, as applicable. In the event Seller delivers less than the Quarterly Base Sales Amount in any Term Quarter, Seller agrees and acknowledges that Platinum shall be entitled to a minimum fee during such Term Quarter (the "Minimum Fee") as set forth herein below:

(a) If the aggregate amount of approved Accounts Receivable delivered by Seller to Platinum during any Term Quarter is less than the Quarterly Base Sales Amount, Seller shall pay to Platinum a Minimum Fee on account of such Term Quarter. Such Minimum Fee shall be equal to the product of (i) the actual aggregate fees earned by Platinum from the purchase of Accounts Receivable from Seller for the applicable Term Quarter (or then expired portion thereof) (the "Partial Fee") and (ii) a fraction, the numerator of which is the Quarterly Base Sales Amount and the denominator of which is the actual aggregate amount of Accounts Receivable theretofore delivered by Seller in such Term Quarter, less (iii) the Partial Fee.

(b) If, in any Term Quarter, Seller shall deliver no Accounts Receivable to Platinum, then Seller shall pay to Platinum in respect of such Term Quarter a Minimum Fee equal to the product of (i) the Quarterly Base Sales Amount and (ii) a fraction, the numerator of which is the aggregate Fees theretofore earned by Platinum pursuant to this Factoring

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Agreement and the denominator of which is the actual aggregate amount of Accounts Receivable theretofore purchased by Platinum pursuant to this Factoring Agreement.

(c) In the event Seller delivers no Accounts Receivable whatsoever to Platinum during the term this Factoring Agreement, or any extensions hereof, Seller shall pay to Platinum a Minimum Fee equal to the product of (i) the minimum Discount as set forth in the Fee and Reimbursements Schedule of the Purchase and Sale Agreement, and (ii) the total amount of approved Accounts Receivable committed by Seller to be delivered to Platinum under this Factoring Agreement (a "No Delivery Fee").

9B. <u>Termination by Platinum.</u> Notwithstanding anything to the contrary herein contained, this Factoring Agreement may be terminated by Platinum, in Platinum's sole discretion on three (3) days' written notice to Seller if, for a period of forty five (45) days, Seller shall deliver no Accounts Receivable to Platinum for purchase as herein provided (a "No Delivery Termination"). Upon any such No Delivery Termination, Seller shall pay to Platinum either the No Delivery Fee or other applicable Minimum Fee, whichever is greater, each to be calculated as above-provided, for each and every unexpired Term Quarter remaining in the Scheduled Term or Rescheduled Term, as applicable.

10. <u>Notices.</u> All notices and other communications hereunder shall be deemed to have been sufficiently given when mailed, postage prepaid, by certified or registered mail, sent by courier or telefaxed, return receipt requested, or confirmation of receipt requested in the case of a telefax, and the sender shall have received such return receipt or confirmation, addressed to the party intended to receive the same at the address herein above set forth. Each of the parties hereto shall have the right to rely on as an original any notice given hereunder by telefax as aforesaid.

11. <u>Successors, Governing Law, Consent to Jurisdiction.</u> This Factoring Agreement shall inure to the benefit of and be binding upon the successors and assigns of the parties hereto, except that this Factoring Agreement may not be assigned by Seller without the prior written consent of Platinum. This Factoring Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed exclusively within such state, without regard to the conflicts of laws provisions thereof. The parties hereto mutually agree that any legal action relating to or arising from the Factoring Agreement, the Security Agreement, the Account Agreements or the Performance Guaranty (or Guaranties), if any, or relating in any way to the factoring relationship between Platinum and the Seller and Guarantor(s), shall be brought, at Platinum's sole discretion, and maintained only in (a) the Superior Court of the State of New Jersey, County of Bergen, (b) the federal courts in and for the District of New Jersey, Newark vicinage, (c) the Supreme Court of the State of New York, County of New York, or (d) the federal courts in and for the Southern District of New York (the "Courts of Jurisdiction"), and the parties hereto expressly consent and agree to, and waive any and all objections to (a) the jurisdiction of the Courts of Jurisdiction over (i) any such legal or equitable action and (ii) the parties hereto and (iii) to any legal or equitable relief granted thereby and (b) to the laying of venue in any of the Courts of Jurisdiction (such waiver of objections include, but not limited to, any objection based on any claim of inconvenient forum or improper venue). The parties expressly agree that no legal action may be maintained between or among the parties hereto other than in the Courts of

Jurisdiction, however, nothing in this paragraph shall be construed to limit the rights of Platinum to (a) domesticate, or otherwise pursue, any judgment obtained in the Courts of Jurisdiction in any other court, state, territory or nation or to (b) take any actions which are required by law to be taken in a court other than one of the Courts of Jurisdiction, including, but not limited to, any actions to enforce Platinum's rights in and to any Collateral, as defined by the Security Agreement.

12. Jury Trial Waiver. The parties hereto do hereby waive and relinquish any and all right to a jury trial in any action, case or proceeding arising out of, or relating to, this agreement and/or the related agreements

13. Consent to Accept Service of Process. Seller hereby expressly waives any and all requirements related to the service of legal process, of any type or kind ("Process") in or for any legal action, case or proceeding arising hereunder or relating to the factoring relationship of the parties, and Seller hereby agrees to accept the service of any and all such Process by overnight delivery, certified or regular mail, facsimile transmission and/or electronic mail, in each case sent to the address specified herein, with such Process deemed received by Seller on the date next following the date on which Platinum, or its agents, sent such process. Any Process sent to Seller in any of the foregoing methods shall be deemed to be legal and valid service of Process upon Seller, and any and all dates for answering or responding to such process shall commence as if the Process was served in accordance with the applicable court rules of the jurisdiction in which such action, case or proceeding is pending. For purposes of this Paragraph the address for Seller herein shall be presumptively deemed to be the correct address to which Platinum may serve Process to Seller.

14. Bankruptcy. The parties expressly agree that in the event Seller voluntarily files for protection pursuant to any provision of the United States Bankruptcy Code or, in the event an involuntary petition in bankruptcy is filed against the Seller, (a) this Factoring Agreement shall automatically terminate upon such filing, and (b) Seller's obligations under this Factoring Agreement, the Security Agreement, the Account Agreements and the Performance Guaranties, if any, shall be automatically accelerated and all sums due under any provision of the aforementioned documents shall be immediately due and payable. Following either of the aforementioned bankruptcy filings, Platinum may elect to offer financing to the debtor-in-possession, but nothing in this paragraph shall obligate Platinum to offer or provide such financing.

15. Merger. It is understood and agreed that all understandings and agreements heretofore had between the parties, if any, with respect to the subject matter hereof are merged into this Factoring Agreement which alone fully and completely expresses their agreement.

16. Audit. Platinum shall be entitled in its sole discretion, upon at least two (2) business days notice to Seller, to conduct or cause to be conducted an audit of Seller's books and records and Seller hereby agrees to make available all invoices, bills, bank books and account statements, cancelled checks, accounts receivable and payable ledgers,

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tax returns and like financial information, and otherwise fully to cooperate with Platinum or its designated representative, in connection therewith. Seller shall pay upon demand as set forth in the Account Agreement(s) the cost of not more than two (2) of such audits performed in any twelve (12) month period; provided, however, that if there shall occur a Default and this Agreement shall not be terminated by Platinum, Seller shall thereafter pay the cost of any and all such audits conducted or caused to be conducted by Platinum.

17. <u>Prior Factoring Agreement.</u> As of its effective date, this Factoring Agreement will supersede in its entirety, and is entered into between the parties hereto in substitution of, a certain Factoring Agreement between the parties, dated as of Augsust 24, 2006 (the "Prior Agreement"). All rights and obligations of Platinum and Seller with respect to any transactions entered into between the parties from and after the date of this Factoring Agreement shall be governed hereby. Seller acknowledges and agrees that a certain Security Agreement, dated August 24, 2006, between Platinum, as secured party, and Fresh Harvest Products, Inc., as debtor, and all UCC's filed thereunder, are in full force and effect and shall be deemed to have been delivered as provided in Section 3(c) hereof.

18. <u>Consultation with Legal Counsel:</u> Seller acknowledges that it has consulted with legal counsel of its own choosing with respect to this Factoring Agreement and that Seller's legal counsel has advised it that the terms of this Factoring Agreement are fully binding and enforceable under New York law.

19. <u>Use of Name, Logos and Trademarks:</u> Seller agrees that Platinum shall have the right to advertise its relationship with Seller in any medium whatsoever, including but not limited to, Platinum's website, printed marketing materials, solicitations, newspapers or other periodicals, internet, television and radio. Seller further agrees that with respect to such advertising and marketing Platinum may utilize any and all names, logos and/or trademarks/service marks owned by, utilized by or licensed to Seller (collectively, "Seller's Marks"), and Seller hereby (a) represents that it has the full and requisite right and authority to grant permission to Platinum to utilize Seller's Mark's (b) hereby specifically grants to Platinum an irrevocable license to utilize Seller's Marks as set forth herein. Seller further agrees to and it shall hold Platinum harmless and defend Platinum, at its sole cost and expense, from and against any and all claims, disputes, suits, and causes of action whatsoever, including Platinum's legal fees, with respect to any claim, action, case or proceeding relating to Platinum's use of Seller's Marks.

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IN WITNESS WHEREOF, the parties hereto have executed this Factoring Agreement as of the day and year first above written.

PLATINUM FUNDING SERVICES LLC

By: _William T. Rooney_

Name: William T. Rooney

Title: President

FRESH HARVEST PRODUCTS, INC.

By: _____

Name: Michael Jordan Fiedman

Title: President

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Acknowledgment

STATE OF   :
                    : SS:

COUNTY OF   :

On this __ day of January, 2007, before me personally came Michael Jordan Friedman, to me known, who being duly sworn, did depose and say that he resides at 333 West 56th Street, Apt. 7B, New York, New York 10019 and that he is the President of Fresh Harvest Products, Inc., a New Jersey corporation, the corporation described in and which executed the foregoing instrument, and acknowledged that he executed the same by authority of the board of directors of said corporation for the uses and purposes in said corporation set forth.



_____
Notary Public

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Exhibit 99.3

FUNDING AGREEMENT

AGREEMENT made this __2__ day of January, 2007, by and between FRESH HARVEST PRODUCTS, INC., a New Jersey Corporation, ("Client") having its principal office at 280 Madison Avenue, Suite 1005, New York, New York 10016 and PLATINUM FUNDING SERVICES LLC, a New York limited liability company with offices at Two University Plaza, Hackensack, New Jersey 07601 ("Platinum").

Client and Platinum hereby agree to the terms set forth below:

1.   <u>Acquisition of Goods and Right of Set Off</u>. Client hereby engages Platinum to acquire the goods required to fulfill the Orders listed and described in Schedule A, annexed hereto and made a part hereof, in accordance with the Budget and in the manner agreed to by Client and Platinum as set forth in Schedule B, annexed hereto and made a part hereof. As additional consideration and to induce Platinum to enter into this Funding Agreement, Client shall execute the Set-Off Letter substantially in the form annexed hereto and made a part hereof in Schedule D.

2.   <u>Payments for the Purchase of Goods</u>. Platinum shall pay the costs specified in the Budget in accordance with the procedure set forth in Paragraph 3 of this Funding Agreement.

3.   <u>General Procedures.</u>

        (a)   <u>Budget</u>. Client represents that the Budget set forth in Schedule B has been prepared in good faith and is based on Client's actual knowledge of the suppliers and costs set forth therein. Except as the parties shall otherwise specifically agree in writing, Platinum shall purchase for its own account, the goods, piece goods and other materials set forth in the Budget.

        (b)   <u>Inspections</u>. Platinum, in its sole and absolute discretion, shall have the right, but not the obligation, at Client's cost and expense, to inspect, audit, supervise or otherwise oversee any aspect of the fulfillment of the Orders. Platinum shall have the right to require the institution of reasonable and necessary measures to assure timely and proper manufacture and delivery of goods.

        (c)   <u>Ownership of Piece Goods and Finished Goods</u>. Client acknowledges and agrees that Platinum is the owner of the piece goods and the finished goods purchased and/or produced under this Funding Agreement and that title to the finished goods shall pass to Client upon delivery to the common carrier, to Client's customer or to any other party that Platinum may, in its sole discretion, designate.

4.   Payments to Platinum.

(a)   In consideration of Platinum's obligations hereunder, Client shall pay to Platinum the sum of:

A.   The Budgeted Costs as set forth on Schedule B;

B.   The total Additional Expenses, defined in paragraph 11 of this Funding Agreement; and

C.   Platinum's Fee, defined in paragraph 12 of this Funding Agreement.

(b)   The parties acknowledge and agree that the amounts described in Paragraphs 4(a) A and B shall be earned when paid or incurred by Platinum, whichever occurs first and that the amount described in Paragraph 4(a) C shall be earned upon execution of this Funding Agreement.

(c)   The amounts earned as provided in Paragraph 4(b) shall be due and payable when earned provided, however, that payment may be delayed, as the parties may agree in writing, until the day after actual shipment to the customers in accordance with the Orders. In the event that all or any part of the Orders are canceled, payment shall be due upon such cancellation date. In any event, payment shall be due no later than the cancellation date set forth in the Orders.

(d)   The parties understand, acknowledge and agree that the Client shall bear the risk of cancellation of all or any part of the Orders, chargebacks, allowances, off-sets or deductions of any kind whatsoever against or from the invoices arising from or out of the shipment of the goods funded under this Agreement, as well as any charges, off-sets or deductions of any kind taken, claimed or asserted by Platinum pursuant to any other agreement between the parties, including, but not limited to, the Factoring Agreement dated January __, 2007.

5.   Client's Representations. Client represents, warrants and covenants to Platinum that:

(a)   Client is the sole owner of the Orders and none of the Orders has been previously assigned or encumbered in any manner. Client has full power and authority to enter into and perform this Funding Agreement and the transactions contemplated hereunder;

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(b)   Each Order is for the amount stated on Schedule A and, except as otherwise provided herein, there are no set-offs, deductions, disputes, contingencies or counterclaims against Client or any of the Orders and each Account Receivable arising from or out of each Order will be for the amount stated on such Order and there are, and will be, no set-offs, deductions, disputes, contingencies or counterclaims against Client or any of the Accounts Receivable;

(c)   Client shall furnish Platinum a written status report on each Order on Monday of each week until the Order is fulfilled. Platinum is authorized to communicate directly with the customer regarding the Orders and the Client;

(d)   Should Client receive payment of all or any portion of any Order together with any products, contract rights and/or insurance claims relating to the Orders or any and all of the proceeds of this Funding Agreement including, but not limited to, any and all Accounts Receivable arising from or out of the Orders, Client shall so notify Platinum immediately and shall hold all checks and other instruments received in trust for Platinum and shall deliver to Platinum such checks and other instruments (or, at the direction of Platinum, the proceeds of this Funding Agreement) without delay;

(e)   Platinum shall have the right of endorsement on all payments received in connection with each Account Receivable arising from or out of the sale of goods produced under this Funding Agreement;

(f)   Client shall not sell, lease, transfer or otherwise dispose of all or substantially all of its property or assets or consolidate with or merge into or with any corporation or entity without Platinum's prior written consent;

(g)   All books and records pertaining to Client's business shall be maintained solely and exclusively at the above address and no such books and records shall be moved or transferred without thirty (30) days prior written notice to Platinum;

(h)   Client shall hold all returned, replevied or reclaimed goods coming into its possession in trust for Platinum and all such goods shall be segregated and identified as held in trust for Platinum's benefit and Client shall, at Platinum's request, and at Client's expense, deliver such goods to such place or places as Platinum may designate;

(i)   Client shall maintain such insurance with respect to the goods as may be reasonably required by Platinum, and Client shall name Platinum as an additional insured and loss payee under such insurance policies. Client shall

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provide Platinum, at its request, with a certificate of insurance certifying such coverage;

(j)   The Budget set forth in Schedule B has been prepared in good faith and is based on Client's actual knowledge of the suppliers and costs set forth therein; and

(k)   Client is duly authorized to do business in any jurisdiction in which it is required by law to qualify as a foreign corporation.

The representations, warranties and covenants made in this Paragraph 5 are continuing and shall survive the expiration or termination of this Funding Agreement.

6.   Collateral Security. As collateral security for all of Client's Obligations (as hereinafter defined) hereunder, Client hereby assigns and grants to Platinum a continuing security interest in, and the right to set-off with respect to the following Collateral: (i) All accounts, contract rights, instruments, documents, chattel paper, general intangibles (including but not limited to trademarks, trade names, patents, copyrights and all other forms of intellectual property, and tax refunds), returned and repossessed goods and all rights as a seller of goods; all collateral securing any of the foregoing; all deposit accounts, special and general, whether on deposit with Platinum or others, the proceeds thereof and the goods represented thereby; (ii) all monies, securities and other property now or thereafter held or received by or in transit to Platinum from Client whether for safekeeping, pledge, custody, transmission, collection, or otherwise, and all of Client's deposits and credit balances in Platinum's possession; (iii) all of Client's goods (defined in Article 9 of the Uniform Commercial Code) whether now owned or hereafter acquired by Client and wherever located, all replacements and substitutions therefor or accessions thereto and all proceeds thereof, including, without limitation, machinery and equipment wherever located (but excluding inventory) none of which the client is authorized to sell, lease or otherwise dispose of without the written consent of Platinum. All warranty and other claims against any vendor or lessor of any of the foregoing; (iv) all inventory now and hereafter owned by Client, all contract rights with respect thereto and all documents representing the same and all proceeds and products thereof, including, without limitation, all goods intended for sale or lease by Client, or to be furnished by Client under contracts of service and all materials and supplies of every nature used or useable in connection with the packing, shipping, advertising, selling, leasing or furnishing of such goods, all present and future claims against any supplier of any of the foregoing, including claims for defective goods or overpayments to or undershipments by suppliers; all proceeds arising from the lease or rental of any of the foregoing; inventory

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returned by Client to its suppliers shall remain subject to Platinum's security interest; (v) all investment property; and (vi) all cash and non-cash proceeds of any of the foregoing, in whatever form (including, but not limited to, proceeds in the form of inventory, equipment or any other form of personal property and the proceeds of any insurance policies covering any of the foregoing). All of the foregoing shall secure payment and performance of all of Client's Obligations at any time owing to Platinum. Platinum is irrevocably authorized at any time to charge Client's account (and against any credit balance on Platinum's books in Client's favor, whether matured or unmatured) the amount of any or all of the Obligations. Client shall pay to Platinum on demand any debit balance at any time existing in Client's account, with interest at the maximum rate permitted by law. To carry out the foregoing, Client shall execute and deliver to Platinum such other documents and instruments, including, without limitation, Uniform Commercial Code ("UCC") financing statements or amendments, as Platinum may request from time to time. In addition, Platinum is hereby authorized to file financing statements under the UCC, with respect to the above collateral, signed only by Platinum. Client also hereby grants Platinum a power of attorney, which shall be deemed coupled with an interest and shall be irrevocable, to sign Client's name on any UCC financing statement or any amendment thereto. Client shall not create or permit to exist any lien or security interest on any of the Collateral, except in Platinum's favor. Client shall furnish Platinum, from time to time, such financial information and records regarding Client's business and financial condition as Platinum may request; and Platinum may (at Client's cost and expense) inspect, examine and make copies of Client's business and financial records as Platinum may from time to time desire.

7. Governing Law, Binding Effect, Etc. This Agreement and the rights and obligations of the parties hereunder shall be construed in accordance with and governed by the laws of the State of New York. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, including any other holder or holders of any obligations and may be executed in two or more counterparts, each of which shall together constitute one and the same agreement. The terms and provisions of Paragraph 11 of the Factoring Agreement are expressly incorporated herein.

8. Charges. Platinum shall have full power and authority to collect each Account Receivable, or other proceeds arising from or out of the Orders, through legal action or otherwise, and may, in its sole and absolute discretion, settle, compromise, or assign (in whole or in part) the claim for any of the Orders, (or other proceeds arising from or out of the Orders) or otherwise exercise any other right now existing or hereafter arising with respect to any of the Orders (or other proceeds arising from or out of the Orders), if such action will facilitate collection.

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The amount of such reduction (including, but not limited to, reasonable attorney's fees and court and other costs) shall reduce the balance otherwise due to the Client.

9.   Client's Breach. In the event of any breach by Client of any provision of this Funding Agreement, Client will pay all Obligations upon demand. Notwithstanding the foregoing: should Client be in default under this Funding Agreement or any Obligation, assign for the benefit of creditors, become insolvent, or call a meeting of creditors; or should any action or proceeding be commenced by or against Client for relief under any bankruptcy law now or hereafter in effect or for an arrangement, reorganization, receiver or the like; or if control of the Client or ownership of a majority of Client's outstanding stock should change hereafter; then, in such event, Platinum shall have the right to terminate this Agreement at any time without notice. Upon any such default and at any time thereafter, Platinum may declare all Obligations secured hereby immediately due and payable and Platinum shall have the remedies of a secured party provided in the Uniform Commercial Code, and in addition, those provided by other provisions of law and in this Funding Agreement. Notwithstanding any termination of this Funding Agreement, all of Platinum's rights and security interests and all of the terms, conditions, and provisions of this Funding Agreement shall continue in full force and effect and until all transactions entered into prior to termination have been fully concluded and all Obligations have been paid in full. Client shall also pay to Platinum on demand, the amount of any Obligations arising after termination of this Funding Agreement.

10.   Complete Agreement. This Funding Agreement sets forth the complete and entire understanding between the parties and may only be modified by a written instrument signed by the party to be bound thereby.

11.   Additional Expenses. Platinum shall incur general expenses for Client's account, including, but not limited to, overnight mail delivery, postage, costs of inspections, wire transfers, filing and search fees, audit fees, insurance, duty, freight and similar expenses, all of which will be charged to Client and deducted from proceeds or otherwise. The following specific expenses will be charged as follows:

ITEM	AMOUNT
Postage	U.S. Postal Service prevailing rates
Domestic wire transfer of immediately available funds	$25 per transfer
Overnight mail (Domestic)	$35 per package
Check certification/Cashier's Check	$25 per check
UCC Continuation Search Fees	$250

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Opening Charge for Letter of Credit (including cable) $250
Amendment of Letter of Credit (including cable) $250 per amendment

12.   Fee Schedule. Platinum's fee shall be as set forth in Schedule C annexed hereto and made a part hereof.

13.   Miscellaneous. This Funding Agreement shall be binding upon Client, its affiliates, successors, legal representatives, and permitted assigns. This Funding Agreement shall be binding upon Platinum, its successors, legal representatives, and permitted assigns. Notwithstanding anything to the contrary herein contained, Client may not assign any right, or delegate any duty hereunder, without the prior written consent of Platinum. Platinum may assign any right, or delegate any duty hereunder, to any person or entity controlled, directly or indirectly, by it or any of its shareholders.   If any provision of this Funding Agreement is held to be unenforceable, no other provision shall be affected thereby, and the remainder of the Funding Agreement shall be interpreted as if it did not contain the unenforceable provision. No delay or failure on Platinum's part in exercising any right, privilege or option hereunder shall operate as a waiver of this Funding Agreement or of any other right, privilege or option. No waiver whatsoever by Platinum shall be binding unless in writing, signed by Platinum, and then only to the extent therein set forth. The parties acknowledge and agree that nothing herein shall be construed as creating a joint venture or a partnership between the parties and that the transactions contemplated herein do not constitute a lending relationship between Client and Platinum. The parties acknowledge and agree that nothing herein shall be construed as creating a third-party beneficiary. Notices shall be deemed given when sent or dispatched to the parties at their respective addresses set forth above.

The term "Receivables" or "Account or Accounts Receivable" shall mean all existing and hereafter created accounts, contract rights and general intangibles relating thereto, notes, drafts and other forms of obligations owed to or owned by Client or its factor arising or resulting from the sale of goods or the rendering of services, all proceeds of this Funding Agreement, all guaranties and security therefore, and all goods and rights represented thereby or arising therefrom, including, but not limited to, the right of stoppage in transit, replevin and reclamation.

The term "Obligation" or "Obligations" shall mean all advances, debts, liabilities, obligations, covenants and duties owing by Client to Platinum, direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, whether arising under this or any other agreement or by operation of law or otherwise. The Obligations also include, without limitation, Platinum's fees and expenses; charges or chargebacks arising out of or in connection with disputes or

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otherwise; costs and expenses (including reasonable attorney's fees and court and other costs) incurred in enforcing, protecting or administering any of Platinum's rights under this Funding Agreement, or in the prosecution or defense of any action relating to this Funding Agreement or to any receivables; amounts recovered from Platinum on account of payments previously made by customers or others to Client; and any taxes or penalties or other charges which Platinum may be required to pay in connection with this Funding Agreement or any transaction carried out in connection herewith.

From time to time after the execution of this Agreement, Client may deliver to Platinum a written request for funding of additional purchase orders (the "Additional Orders"), accompanied by the Additional Orders and a related revised budget for the purchase of goods required by the Additional Orders (the "Revised Budget"). Upon Platinum's written approval of such request, this Agreement shall apply to such Additional Orders and Revised Budget, effective upon the date of Platinum's written approval. Client acknowledges and agrees that approval of any request under this paragraph is in Platinum's sole and absolute discretion and must be in writing delivered to Client by Platinum.

14. Acceptance. This Funding Agreement has been offered to Client unsigned, and shall constitute a binding agreement between Client and Platinum only when it is received at Platinum offices in New Jersey with Client's written acceptance endorsed at the foot of this Funding Agreement and when executed by Platinum.

IN WITNESS WHEREOF, the undersigned have entered into this Funding Agreement.

FRESH HARVEST PRODUCTS, INC.

By: ____________________
Name: Michael Jordan Friedman
Title: President

PLATINUM FUNDING SERVICES LLC

By: William T Rooney
Name: William T. Rooney
Title: President

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SCHEDULE A
PURCHASE ORDER(S)

SCHEDULE B
BUDGET

The purchase and importation of the goods to be effected by Platinum's Letter of Credit, issued by a financial institution of its choice, or such other financial accommodation, containing such terms and conditions as it, after consultation with Client, but in Platinum's sole discretion, deems necessary and proper, to effect the transactions contemplated by this Funding Agreement.

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SCHEDULE C
FEE SCHEDULE

3.50% of the Letter of Credit amount or otherwise provide funds for 30 days.

Additional Charges

1.0% for each additional 10 day period, or part thereof, in excess of the initial 30 day period.

Any additional charges, including, but not limited to, bank charges, filing fees, insurance fees, freight or customs duties or fees, and legal fees, or inspection costs, paid or incurred in connection with effecting the transactions contemplated herein.

Exhibit 99.4

PERFORMANCE GUARANTY

THIS PERFORMANCE GUARANTY made as of the ___2___ day of January, 2007, by and between MICHAEL JORDAN FRIEDMAN ("Guarantor") and PLATINUM FUNDING SERVICES LLC, a New York limited liability company ("Platinum").

W I T N E S S E T H:

WHEREAS, FRESH HARVEST PRODUCTS, INC., (the "Company") and Platinum have or are about to enter into a Funding Agreement, of even date herewith (the "Funding Agreement"), a Factoring Agreement, of even date herewith (the "Factoring Agreement") and, from time to time after the date hereof, intend to enter into Purchase and Sale Agreements (collectively, the "Account Agreements"), pursuant to which Platinum will purchase certain accounts receivable billed to customers of the Company ("Accounts Receivable") on the basis of, and in reliance upon, the representations, warranties and covenants of the Company contained in the Account Agreements and the Funding Agreement (collectively, the "Representations"); and

WHEREAS, Guarantor is the President and owns 32% of the issued and outstanding shares of the Company; and

WHEREAS, it is a condition precedent to the obligation of Platinum to enter into the Funding Agreement, the Factoring Agreement and the Account Agreements and to purchase Accounts Receivable pursuant thereto that Guarantor shall have entered into this Performance Guaranty for the purpose of guaranteeing performance by the Company of the Representations.

NOW, THEREFORE, in order to induce Platinum to enter into the Funding Agreement, the Factoring Agreement and the Account Agreements and to purchase Accounts Receivable pursuant thereto, and for Ten ($10.00) Dollars and other good and valuable consideration, the receipt and sufficiency of which being hereby acknowledged, Guarantor hereby agrees as follows:

1. Guaranteed Obligations. Guarantor hereby irrevocably and unconditionally guarantees (a) the due and punctual performance by the Company of the Representations, (b) the payment (and not merely the collectibility) of any loss, liability or expense incurred by Platinum in the event any of the Representations are untrue in any respect or fail to be performed, and (c) the payment (and not merely the collectibility) of any other obligation owed by the Company to Platinum of any nature that arises hereafter: (i) under the Factoring Agreement, the Funding Agreement or any Account Agreement; (ii) pursuant to any modification or amendment thereof; or (iii) pursuant to any new, amended, modified or superceding Factoring Agreement or Funding Agreement executed hereafter by Platinum and the Company (the "Guaranteed Obligations"). This Performance Guaranty is a continuing guaranty of the Guaranteed Obligations for the duration of the term of any such Funding Agreement, Factoring Agreement and Account Agreements

and shall be fully enforceable until each of the Guaranteed Obligations has been fully and completely satisfied. If the Company, or any of its successors and assigns, shall fail to perform all or any of the Representations and/or fail to duly and punctually pay the amounts set forth in subdivisions (a), (b), and (c) above, or any of them, Guarantor shall forthwith pay the same on demand.

2. Demand by Platinum. The liabilities and obligations of Guarantor hereunder in respect of the Guaranteed Obligations shall become due and payable by Guarantor to Platinum immediately after demand hereunder is made upon Guarantor by Platinum in writing. Any such demand may be delivered concurrently with any notice of default. Platinum shall be entitled to exercise its rights hereunder one or more times and no failure to exercise any such rights shall constitute a waiver thereof or of the right thereafter to seek payment hereunder on account thereof or otherwise.

3. Primary Obligation. The liability of Guarantor hereunder shall be primary, direct and immediate, and not conditional or contingent upon pursuit by Platinum of any remedies it may have against the Company or any other party with respect to the Guaranteed Obligations. Any one or more successive and/or concurrent actions may be brought against Guarantor either in the same action or proceeding, if any, brought against the Company, or in separate actions, as Platinum in its sole discretion may deem advisable.

4. Subrogation. Guarantor shall become subrogated to the rights of Platinum against the Company for any amounts actually paid by Guarantor to Platinum hereunder only upon the payment or discharge in full of all of the Guaranteed Obligations. Such rights of subrogation shall be shared with other guarantors, if any, pari passu and in proportion to the payments any such guarantors have made to Platinum under any like performance guaranty. Platinum shall be entitled to exercise any and all remedies to which it may be entitled against any collateral pledged by the Company as if no such rights of subrogation exist.

5. Waiver of Demands, Notices, Diligence, etc. Guarantor hereby consents, to the extent permitted by applicable law, to all the terms and conditions of the Guaranteed Obligations and waives (a) demand for payment of the Guaranteed Obligations or of any claim therefor; (b) notice of the occurrence of a default or of an event of default of any of the Guaranteed Obligations; (c) protest of the nonpayment of any of the Guaranteed Obligations; (d) notice of presentment, demand and protest; (e) notice of acceptance of any guaranty herein provided for or of the terms and provisions thereof or hereof by Platinum; (f) notice of any indulgences or extensions granted to the Company or to any other person or entity which shall have succeeded to or assumed the obligations of the Company; (g) any requirement of diligence or promptness on Platinum's part in the enforcement of any of its rights hereunder; (h) any enforcement of any of the Guaranteed Obligations; (i) any right which Guarantor might have to require Platinum to proceed against any other guarantor of the Guaranteed Obligations or to realize on any collateral security therefor; and (j) any and all notices of every kind and description which may be

required to be given by any statute or rule of law in any jurisdiction. The waivers hereinabove set forth shall be effective in all events and shall survive any liquidation, merger or consolidation of the Company or if the Company otherwise ceases to exist.

6. Obligations of Guarantor. The obligations of Guarantor under this Guaranty shall be unconditional, irrespective of the validity, regularity or enforceability of any of the Guaranteed Obligations. Such obligations shall not be affected by any action taken under any Guaranteed Obligations in the exercise of any right or remedy therein conferred; by any failure or omission on Platinum's part to enforce any right granted thereunder or hereunder or any remedy conferred thereby or hereby; by any waiver of any term, covenant, agreement or condition of any of the Guaranteed Obligations or this Guaranty; by any release of any security or any other guaranty at any time existing for the benefit of Platinum; by the merger or consolidation of the Company, or by any sale, lease or transfer by the Company to any person or entity of any or all of its properties; by any action of Platinum granting indulgence or extension to or waiving or acquiescing in any default by the Company or by an successor to the Company or by any other person or entity which shall have assumed its obligations; by reason of any disability or other defense of the Company or of any successor to the Company; by any modification, or amendment of any agreement between the Company and Platinum, or by the execution of any new, amended, modified or superceding Funding Agreement or Factoring Agreement between Platinum and the Company or by any circumstance whatsoever (with or without notice to or knowledge of Guarantor) which may or might in any manner or to any extent vary or increase the risk of the Guarantor hereunder, it being the purpose and intent of Guarantor that the obligations of Guarantor shall be absolute and unconditional under any and all circumstances and shall not be discharged except by payment or performance as provided herein, and then only to the extent of such payment or performance.

7. Notices, etc. All notices, demands, requests and other communications required or permitted hereunder shall be deemed to have been sufficiently given or made if in writing and delivered by hand personally to, or mailed by registered or certified mail, return receipt requested, or by overnight courier or telefaxed with confirmation of receipt requested, to:

(a)   if to Guarantor, to the following address:

Michael Jordan Friedman
333 West 56th Street
New York, New York 10019

(b)   if to Platinum, to Two University Plaza, Suite 206, Hackensack, New Jersey 07601,

or at such other address as the party to whom such notice or demand is directed may have designated in writing to the other parties hereto by notice as provided in this section.

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8. <u>Survival of Guaranty, etc.</u> This Performance Guaranty shall inure to the benefit of and be binding upon Guarantor and Platinum and their respective heirs, successors and assigns, including any subsequent holder or holders of any Guaranteed Obligations, and the term "Platinum" shall include any such holder or holders whenever the context permits. Guarantor hereby expressly consents and agrees that this Performance Guaranty shall continue in full force and effect notwithstanding: (a) the modification, amendment or change in any way, of the terms and conditions of the relationship between Platinum and the Company; (b) any increase or change in Guarantor's risk resulting from any such modification, amendment or change in any of the terms and conditions of the relationship between Platinum and the Company and/or (c) the execution of a new or superceding Funding Agreement or Factoring Agreement between Platinum and the Company.

9. <u>Independent Obligation.</u> Platinum may proceed against Guarantor under this Performance Guaranty without first proceeding against the Company, against any other guarantor or any other person or any security held by Platinum and without pursuing any other remedy.

10. <u>Counterparts.</u> This Performance Guaranty may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of the counterparts shall together constitute one and the same instrument.

11. <u>Successors, Governing Law, Consent to Jurisdiction.</u> This Performance Guaranty shall inure to the benefit of and be binding upon the successors and assigns of the parties hereto. This Performance Guaranty shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed exclusively within such state, without regard to the conflicts of laws provisions thereof. The parties hereto mutually agree that any legal action relating to or arising from the Factoring Agreement, the Security Agreement, the Funding Agreement, the Account Agreements or the Performance Guaranty (or Guaranties), if any, or relating in any way to the factoring relationship between Platinum and the Seller and Guarantor(s), shall be brought, at Platinum's sole discretion, and maintained only in (a) the Superior Court of the State of New Jersey, County of Bergen, (b) the federal courts in and for the District of New Jersey, Newark vicinage, (c) the Supreme Court of the State of New York, County of New York, or (d) the federal courts in and for the Southern District of New York (the "Courts of Jurisdiction"), and the parties hereto expressly consent and agree to, and waive any and all objections to (a) the jurisdiction of the Courts of Jurisdiction over (i) any such legal or equitable action and (ii) the parties hereto and (iii) to any legal or equitable relief granted thereby and (b) to the laying of venue in any of the Courts of Jurisdiction (such waiver of objections include, but not limited to, any objection based on any claim of inconvenient forum or improper venue). The parties expressly agree that no legal action may be maintained between or among the parties hereto other than in the Courts of Jurisdiction, however, nothing in this paragraph shall be construed

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to limit the rights of Platinum to (a) domesticate, or otherwise pursue, any judgment obtained in the Courts of Jurisdiction in any other court, state, territory or nation or to (b) take any actions which are required by law to be taken in a court other than one of the Courts of Jurisdiction, including, but not limited to, any actions to enforce Platinum's rights in and to any Collateral, as defined by the Security Agreement.

12. Jury Trial Waiver. The parties hereto do hereby waive and relinquish any and all right to a jury trial in any action, case or proceeding arising out of, or relating to, this agreement and/or the related agreements.

13. Consent to Accept Service of Process. Guarantor hereby expressly waives any and all requirements related to the service of legal process, of any type or kind, ("Process") in or for any legal action, case or proceeding arising hereunder or relating to the factoring relationship of the parties, and Guarantor hereby agrees to accept the service of any and all such Process, of any type or kind, by overnight delivery, certified or regular mail, facsimile transmission and/or electronic mail, in each case sent to the address specified herein, with such Process deemed received by Guarantor on the date next following the date on which Platinum, or its agents, sent such process. Any Process sent to Guarantor in any of the foregoing methods shall be deemed to be legal and valid service of Process upon Guarantor, and any and all dates for answering or responding to such Process shall commence as if the Process was served in accordance with the applicable court rules of the jurisdiction in which such action, case or proceeding is pending. For purposes of this Paragraph, the address provided for Seller herein shall be presumptively deemed to be the correct address to which Platinum may serve Process to Seller.

IN WITNESS WHEREOF, the Guarantor has executed this Performance Guaranty as of the day and year first above written.



MICHAEL JORDAN FRIEDMAN



STATE OF NY)
) SS.
COUNTY OF NY)

I certify that on January 2, 2007, Michael Jordan Friedman personally came before me and acknowledged under oath, to my satisfaction, that this person (or if more than one, each person):

(a) is named in and personally signed this document; and

(b) signed, sealed and delivered this document as his or her act and deed.

Signed and sworn to before me this 2 day of January, 2007.

____
Notary Public

MINDY AMSEL
Notary Public, State of New York
No. 01AM6000316
Qualified in Kings County
Commission Expires Dec. 15, ____

Exhibit 99.5

PERFORMANCE GUARANTY

THIS PERFORMANCE GUARANTY made as of the ___3rd___ day of January, 2007, by and between DOMINICK M. CINGARI ("Guarantor") and PLATINUM FUNDING SERVICES LLC, a New York limited liability company ("Platinum").

W I T N E S S E T H:

WHEREAS, FRESH HARVEST PRODUCTS, INC., (the "Company") and Platinum have or are about to enter into a Funding Agreement, of even date herewith (the "Funding Agreement"), a Factoring Agreement, of even date herewith (the "Factoring Agreement") and, from time to time after the date hereof, intend to enter into Purchase and Sale Agreements (collectively, the "Account Agreements"), pursuant to which Platinum will purchase certain accounts receivable billed to customers of the Company ("Accounts Receivable") on the basis of, and in reliance upon, the representations, warranties and covenants of the Company contained in the Account Agreements and the Funding Agreement (collectively, the "Representations"); and

WHEREAS, Guarantor is the Secretary and owns 10% of the issued and outstanding shares of the Company; and

WHEREAS, it is a condition precedent to the obligation of Platinum to enter into the Funding Agreement, the Factoring Agreement and the Account Agreements and to purchase Accounts Receivable pursuant thereto that Guarantor shall have entered into this Performance Guaranty for the purpose of guaranteeing performance by the Company of the Representations.

NOW, THEREFORE, in order to induce Platinum to enter into the Funding Agreement, the Factoring Agreement and the Account Agreements and to purchase Accounts Receivable pursuant thereto, and for Ten ($10.00) Dollars and other good and valuable consideration, the receipt and sufficiency of which being hereby acknowledged, Guarantor hereby agrees as follows:

1. Guaranteed Obligations. Guarantor hereby irrevocably and unconditionally guarantees (a) the due and punctual performance by the Company of the Representations, (b) the payment (and not merely the collectibility) of any loss, liability or expense incurred by Platinum in the event any of the Representations are untrue in any respect or fail to be performed, and (c) the payment (and not merely the collectibility) of any other obligation owed by the Company to Platinum of any nature that arises hereafter: (i) under the Factoring Agreement, the Funding Agreement or any Account Agreement; (ii) pursuant to any modification or amendment thereof; or (iii) pursuant to any new, amended, modified or superceding Factoring Agreement or Funding Agreement executed hereafter by Platinum and the Company (the "Guaranteed Obligations"). This Performance Guaranty is a continuing guaranty of the Guaranteed Obligations for the duration of the term of any such Funding Agreement, Factoring Agreement and Account Agreements

and shall be fully enforceable until each of the Guaranteed Obligations has been fully and completely satisfied. If the Company, or any of its successors and assigns, shall fail to perform all or any of the Representations and/or fail to duly and punctually pay the amounts set forth in subdivisions (a), (b), and (c) above, or any of them, Guarantor shall forthwith pay the same on demand.

2. Demand by Platinum. The liabilities and obligations of Guarantor hereunder in respect of the Guaranteed Obligations shall become due and payable by Guarantor to Platinum immediately after demand hereunder is made upon Guarantor by Platinum in writing. Any such demand may be delivered concurrently with any notice of default. Platinum shall be entitled to exercise its rights hereunder one or more times and no failure to exercise any such rights shall constitute a waiver thereof or of the right thereafter to seek payment hereunder on account thereof or otherwise.

3. Primary Obligation. The liability of Guarantor hereunder shall be primary, direct and immediate, and not conditional or contingent upon pursuit by Platinum of any remedies it may have against the Company or any other party with respect to the Guaranteed Obligations. Any one or more successive and/or concurrent actions may be brought against Guarantor either in the same action or proceeding, if any, brought against the Company, or in separate actions, as Platinum in its sole discretion may deem advisable.

4. Subrogation. Guarantor shall become subrogated to the rights of Platinum against the Company for any amounts actually paid by Guarantor to Platinum hereunder only upon the payment or discharge in full of all of the Guaranteed Obligations. Such rights of subrogation shall be shared with other guarantors, if any, pari passu and in proportion to the payments any such guarantors have made to Platinum under any like performance guaranty. Platinum shall be entitled to exercise any and all remedies to which it may be entitled against any collateral pledged by the Company as if no such rights of subrogation exist.

5. Waiver of Demands, Notices, Diligence, etc. Guarantor hereby consents, to the extent permitted by applicable law, to all the terms and conditions of the Guaranteed Obligations and waives (a) demand for payment of the Guaranteed Obligations or of any claim therefor; (b) notice of the occurrence of a default or of an event of default of any of the Guaranteed Obligations; (c) protest of the nonpayment of any of the Guaranteed Obligations; (d) notice of presentment, demand and protest; (e) notice of acceptance of any guaranty herein provided for or of the terms and provisions thereof or hereof by Platinum; (f) notice of any indulgences or extensions granted to the Company or to any other person or entity which shall have succeeded to or assumed the obligations of the Company; (g) any requirement of diligence or promptness on Platinum's part in the enforcement of any of its rights hereunder; (h) any enforcement of any of the Guaranteed Obligations; (i) any right which Guarantor might have to require Platinum to proceed against any other guarantor of the Guaranteed Obligations or to realize on any collateral security therefor; and (j) any and all notices of every kind and description which may be

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required to be given by any statute or rule of law in any jurisdiction. The waivers hereinabove set forth shall be effective in all events and shall survive any liquidation, merger or consolidation of the Company or if the Company otherwise ceases to exist.

6. Obligations of Guarantor. The obligations of Guarantor under this Guaranty shall be unconditional, irrespective of the validity, regularity or enforceability of any of the Guaranteed Obligations. Such obligations shall not be affected by any action taken under any Guaranteed Obligations in the exercise of any right or remedy therein conferred; by any failure or omission on Platinum's part to enforce any right granted thereunder or hereunder or any remedy conferred thereby or hereby; by any waiver of any term, covenant, agreement or condition of any of the Guaranteed Obligations or this Guaranty; by any release of any security or any other guaranty at any time existing for the benefit of Platinum; by the merger or consolidation of the Company, or by any sale, lease or transfer by the Company to any person or entity of any or all of its properties; by any action of Platinum granting indulgence or extension to or waiving or acquiescing in any default by the Company or by an successor to the Company or by any other person or entity which shall have assumed its obligations; by reason of any disability or other defense of the Company or of any successor to the Company; by any modification, or amendment of any agreement between the Company and Platinum, or by the execution of any new, amended, modified or superceding Funding Agreement or Factoring Agreement between Platinum and the Company or by any circumstance whatsoever (with or without notice to or knowledge of Guarantor) which may or might in any manner or to any extent vary or increase the risk of the Guarantor hereunder, it being the purpose and intent of Guarantor that the obligations of Guarantor shall be absolute and unconditional under any and all circumstances and shall not be discharged except by payment or performance as provided herein, and then only to the extent of such payment or performance.

7. Notices, etc. All notices, demands, requests and other communications required or permitted hereunder shall be deemed to have been sufficiently given or made if in writing and delivered by hand personally to, or mailed by registered or certified mail, return receipt requested, or by overnight courier or telefaxed with confirmation of receipt requested, to:

(a)   if to Guarantor, to the following address:

Dominick M. Cingari
22 Auldwood Road
Stamford, Connecticut 06902

(b)   if to Platinum, to Two University Plaza, Suite 206, Hackensack, New Jersey 07601,

or at such other address as the party to whom such notice or demand is directed may have designated in writing to the other parties hereto by notice as provided in this section.

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8. <u>Survival of Guaranty, etc.</u> This Performance Guaranty shall inure to the benefit of and be binding upon Guarantor and Platinum and their respective heirs, successors and assigns, including any subsequent holder or holders of any Guaranteed Obligations, and the term "Platinum" shall include any such holder or holders whenever the context permits. Guarantor hereby expressly consents and agrees that this Performance Guaranty shall continue in full force and effect notwithstanding: (a) the modification, amendment or change in any way, of the terms and conditions of the relationship between Platinum and the Company; (b) any increase or change in Guarantor's risk resulting from any such modification, amendment or change in any of the terms and conditions of the relationship between Platinum and the Company and/or (c) the execution of a new or superceding Funding Agreement or Factoring Agreement between Platinum and the Company.

9. <u>Independent Obligation.</u> Platinum may proceed against Guarantor under this Performance Guaranty without first proceeding against the Company, against any other guarantor or any other person or any security held by Platinum and without pursuing any other remedy.

10. <u>Counterparts.</u> This Performance Guaranty may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of the counterparts shall together constitute one and the same instrument.

11. <u>Successors, Governing Law, Consent to Jurisdiction.</u> This Performance Guaranty shall inure to the benefit of and be binding upon the successors and assigns of the parties hereto. This Performance Guaranty shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed exclusively within such state, without regard to the conflicts of laws provisions thereof. The parties hereto mutually agree that any legal action relating to or arising from the Factoring Agreement, the Security Agreement, the Funding Agreement, the Account Agreements or the Performance Guaranty (or Guaranties), if any, or relating in any way to the factoring relationship between Platinum and the Seller and Guarantor(s), shall be brought, at Platinum's sole discretion, and maintained only in (a) the Superior Court of the State of New Jersey, County of Bergen, (b) the federal courts in and for the District of New Jersey, Newark vicinage, (c) the Supreme Court of the State of New York, County of New York, or (d) the federal courts in and for the Southern District of New York (the "Courts of Jurisdiction"), and the parties hereto expressly consent and agree to, and waive any and all objections to (a) the jurisdiction of the Courts of Jurisdiction over (i) any such legal or equitable action and (ii) the parties hereto and (iii) to any legal or equitable relief granted thereby and (b) to the laying of venue in any of the Courts of Jurisdiction (such waiver of objections include, but not limited to, any objection based on any claim of inconvenient forum or improper venue). The parties expressly agree that no legal action may be maintained between or among the parties hereto other than in the Courts of Jurisdiction, however, nothing in this paragraph shall be construed

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to limit the rights of Platinum to (a) domesticate, or otherwise pursue, any judgment obtained in the Courts of Jurisdiction in any other court, state, territory or nation or to (b) take any actions which are required by law to be taken in a court other than one of the Courts of Jurisdiction, including, but not limited to, any actions to enforce Platinum's rights in and to any Collateral, as defined by the Security Agreement.

12. Jury Trial Waiver. The parties hereto do hereby waive and relinquish any and all right to a jury trial in any action, case or proceeding arising out of, or relating to, this agreement and/or the related agreements.

13. Consent to Accept Service of Process. Guarantor hereby expressly waives any and all requirements related to the service of legal process, of any type or kind, ("Process") in or for any legal action, case or proceeding arising hereunder or relating to the factoring relationship of the parties, and Guarantor hereby agrees to accept the service of any and all such Process, of any type or kind, by overnight delivery, certified or regular mail, facsimile transmission and/or electronic mail, in each case sent to the address specified herein, with such Process deemed received by Guarantor on the date next following the date on which Platinum, or its agents, sent such process. Any Process sent to Guarantor in any of the foregoing methods shall be deemed to be legal and valid service of Process upon Guarantor, and any and all dates for answering or responding to such Process shall commence as if the Process was served in accordance with the applicable court rules of the jurisdiction in which such action, case or proceeding is pending. For purposes of this Paragraph, the address provided for Seller herein shall be presumptively deemed to be the correct address to which Platinum may serve Process to Seller.

IN WITNESS WHEREOF, the Guarantor has executed this Performance Guaranty as of the day and year first above written.



DOMINICK M. CINGARI   1/3/07

5

STATE OF _Conn_)
)SS. _STAMFORD_
COUNTY OF _Fairfield_)

I certify that on January _3_, 2007, Dominick M. Cingari personally came before me and acknowledged under oath, to my satisfaction, that this person (or if more than one, each person):

(a)   is named in and personally signed this document; and

(b)   signed, sealed and delivered this document as his or her act and deed.

Signed and sworn to before me this _3_ day of January, 2007.



Notary Public

STELLA BATTAGLIA
Notary Public
My Commission Expires April 30, 2008

Exhibit 99.6

SCHEDULE D

[TYPED ON CLIENT LETTERHEAD]

January 2, 2007

Platinum Funding Services LLC
Two University Plaza
Hackensack, New Jersey 07601

Re: Right of Set-Off

Gentlemen:

In consideration of your extending financial accommodations to us from time to time, we hereby:

1.   Acknowledge and confirm your right to set off against, all moneys and claims for moneys due or to become due to us from you (hereinafter referred to as our "Credit Balances") arising under a certain Factoring Agreement, dated January 2, 2007 by and between you and us as the same may from time to time be modified and amended (the "Agreement"), for the payment of all claims, moneys or indebtedness due to you whether now existing or hereafter incurred, whether contracted by us alone or jointly or severally with another or others, absolute or contingent, secured or unsecured, matured or not matured (the "Obligations");

2.   Further irrevocably authorize and empower you, in our name or otherwise, to demand, receive and collect, and to give acquittance for the payment of any and all of our Credit Balances, or any part thereof, to file claims and to commence, maintain or discontinue any actions, suits or other proceedings as you may deem advisable in order to collect or enforce such payment;

3.   Agree to execute and deliver to you such additional instruments, financing statements and related papers as you may from time to time request whenever necessary, in your exclusive opinion, to establish, maintain and effect the validity and enforceability of your rights with respect to our Credit Balances. You may file any such financing statement without our signature and we agree to pay any related filing fees;

4.   Agree that this agreement shall continue in effect so long as any Obligations to you are outstanding;







5. Agree that, so long as any Obligations to you are outstanding, we will not seek-any amendment of the Agreement;

6. Agree that this agreement shall be binding upon and shall inure to the benefit of the parties hereto and to their respective successors and assigns;

7. Acknowledge that this agreement does not in any way modify any of our obligations under the Agreement;

10. Agree that this agreement shall be governed by the laws of the State of New Jersey and shall not be changed, modified or discharged, in whole or in part, unless in writing and signed by each of the parties hereto;

11. Acknowledge and agree that nothing contained herein shall impose any restriction upon or limit your rights under the Agreement.

Very truly yours,

FRESH HARVEST PRODUCTS, INC.

By: ______________________
Name: Michael Jordan Friedman
Title: President

ACCEPTED:

PLATINUM FUNDING SERVICES LLC

By: ______________________
Name: William T. Rooney
Title: President

DATED: January 2, 2007



Acknowledgment

STATE OF NY :
: SS:
COUNTY OF NY :

On this ___ day of January, 2007, before me personally came Michael Jordan Friedman, to me known, who being duly sworn, did depose and say that he resides at 333 West 56th Street, Apt. 7B, New York, New York 10019 and that he is the President of Fresh Harvest Products, Inc., a New Jersey corporation, the corporation described in and which executed the foregoing instrument, and acknowledged that he executed the same by authority of the board of directors of said corporation for the uses and purposes in said corporation set forth.

____
Notary Public

MINDY AMSEL
Notary Public, State of New York
No. 01AM6000316
Qualified in Kings County
Commission Expires Dec. 15, ____

Exhibit 99.7

SECURITY AGREEMENT

THIS SECURITY AGREEMENT made as of the _____ day of January, 2007 by and between FRESH HARVEST PRODUCTS, INC., a New Jersey corporation (the "Company") and PLATINUM FUNDING SERVICES LLC, a New York limited liability company ("Platinum").

W I T N E S S E T H:

WHEREAS, the Company and Platinum have or are about to enter into a Factoring Agreement, of even date herewith (the "Factoring Agreement"), a Funding Agreement of even date herewith (the "Funding Agreement") and intend, from time to time after the date hereof, to enter into one or more Purchase and Sale Agreements (the "Account Agreements") pursuant to which Platinum will purchase certain accounts receivable billed to customers of the Company (such accounts receivable, together with the proceeds thereof, being hereinafter referred to as the "Accounts Receivable") on the basis of, and in reliance upon, the representations, warranties and covenants of the Company contained in the Account Agreements (the "Representations"); and

WHEREAS, it is a condition precedent to the obligation of Platinum to enter into the Factoring Agreement, Funding Agreement and the Account Agreements and to purchase Accounts Receivable pursuant thereto that the Company shall have entered into this Security Agreement for the purpose of securing the performance of the Representations.

NOW, THEREFORE, to induce Platinum to enter into the Factoring Agreement, Funding Agreement and the Account Agreements and purchase Accounts Receivable pursuant thereto, and in consideration thereof and for Ten ($10.00) Dollars and other good and valuable consideration, the receipt and sufficiency of which being hereby acknowledged, the parties hereto agree as follows:

1. <u>Security Interest.</u> The Company hereby grants, to Platinum, its successors and assigns, a security interest (the"Security Interest") in the following present and future property of the Company: Accounts, Chattel Paper, Inventory, Equipment, Instruments, Investment Property, General Intangibles, Documents and proceeds and products of the foregoing (the "Collateral"). Any term used in the Uniform Commercial Code ("UCC") and not defined in this Security Agreement shall have the meaning given to the term in the UCC or in the Factoring Agreement.

2. <u>Obligations.</u> This Agreement and the Security Interest shall secure the following obligations (the "Obligations"):

(a) Any and all obligations of the Company under the Account Agreements (but not the payment of the Accounts Receivables purchased pursuant thereto) or under any other agreement or instrument executed and delivered pursuant thereto; and

(b) Any and all other liabilities and obligations of every kind and nature whatsoever of the Company to Platinum, whether such liabilities and obligations be direct or indirect, absolute or contingent, secured or unsecured, now existing or hereafter arising or acquired, due or to become due.

3. <u>Financing Statements and Other Action.</u> The Company will do all lawful acts which Platinum deems necessary or desirable to protect the Security Interest or otherwise to carry out the provisions of this Agreement, including, but not limited to the procurement of waivers and disclaimers of interest in the Collateral by the owners of any real estate on which the Collateral is located. The Company irrevocably appoints Platinum as its attorney-in-fact, coupled with an interest, during the term of this Agreement to do all acts which it may be required to do under this Agreement.

4. <u>Authorization to File Financing Statements.</u>

(a) The Company hereby irrevocably authorizes Platinum at any time and from time to time to file in any Uniform Commercial Code jurisdiction any initial financing statements and amendments thereto that:

(i)   indicate the Collateral as all assets of the Company or words of similar effect, regardless of whether any particular asset comprised in the Collateral falls within the scope of Article 9 of the UCC, or as being of an equal or lesser scope or with greater detail;

(ii)   contain any other information required by part 5 of Article 9 of the UCC for the sufficiency or filing office acceptance of any financing statement or amendment, including (i) whether the Company is an organization, the type of organization, and any organization identification number issued to the Company and, (ii) in the case of a financing statement filed as a fixture filing or indicating Collateral as as-extracted collateral or timber to be cut, a sufficient description of real property to which the Collateral relates;

(iii)   contain a notification that the Company has granted a negative pledge to Platinum, and that any subsequent lienor may be tortiously interfering with Platinum's rights;

(iv)   advises third parties that any notification of Company's Account Debtors will interfere with Platinum's collection rights.

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(b) The Company agrees to furnish any of the foregoing information to Platinum promptly upon request.

(c) The Company ratifies its authorization for Platinum to have filed any like initial financing statements or amendments thereto if filed prior to the date hereof.

(d) Platinum may add any supplemental language to any such financing statement as Platinum may determine to be necessary or helpful in acquiring or preserving rights against third parties.

5. <u>Encumbrances.</u> The Company warrants that it has title to the Collateral purportedly owned by it and that there are no sums owed or claims, liens, security interests or other encumbrances against the Collateral other than as set forth in Exhibit A attached hereto and made a part hereof. The Company will notify Platinum of any lien, security interest or other encumbrance against the Collateral securing any obligation of the Company, will defend the Collateral against any claim, lien, security interest or other encumbrance adverse to Platinum, except for liens having priority thereover as set forth on Exhibit A, attached hereto and made a part hereof, and will not create, incur, assume, or suffer to exist any lien, security interest or other encumbrances against the Collateral, whether now owned or hereafter acquired, except:

(a) liens in favor of Platinum and such other liens as are set forth on Exhibit A attached hereto and made a part hereof;

(b) liens for taxes or assessments or other government charges or levies if not yet due and payable or, if due and payable, if they are being contested in good faith by appropriate proceedings and for which appropriate reserves have previously been delivered by the Company to Platinum;

(c) liens imposed by law, such as mechanics', materialmen's, landlords', warehousemen's, and carriers' liens, and other similar liens, securing obligations incurred in the ordinary course of business, which are not past due for more than 30 days or which are being contested in good faith by appropriate proceedings, and for which appropriate reserves have been previously delivered to Platinum;

(d) liens, deposits, or pledges to secure the performance of bids, tenders, contracts (other than contracts for the payment of money), leases, public statutory obligations, surety, stay, appeal, indemnity, performance, or other similar bonds, or other similar obligations arising in the ordinary course of business;

(e) judgment and other similar liens arising in connection with court proceedings, provided that the execution or other enforcement of such liens is effectively

3

stayed and the claims secured thereby are being actively contested in good faith and by appropriate proceedings;

(f) easements, right-of-way, restrictions, and other similar encumbrances which, in the aggregate, do not materially interfere with the occupation, use, and enjoyment by the Company of the property or assets encumbered thereby in the normal course of its business or materially impair the value of the property subject thereto; and

(g) purchase-money liens on any property hereafter acquired or the assumption of any lien on property existing at the time of such acquisition (and not created in contemplation of such acquisition), or a lien incurred in connection with any conditional sale or other title retention agreement or a capital lease; provided that:

(i) any property subject to any of the foregoing is acquired by the Company in the ordinary course of its business and the lien on any such property attaches to such asset concurrently or within 90 days after the acquisition thereof;

(ii) the obligation secured by any lien so created, assumed, or existing shall not exceed 100% of the lesser of (the cost or the fair market value as of the time of acquisition of the property covered thereby to the Company); and

(iii) each such lien shall attach only to the property so acquired and fixed improvements thereon.

6. Maintenance of Collateral. The Company shall preserve the Collateral for the benefit of Platinum. Without limiting the generality of the foregoing, the Company shall:

(a) make all such repairs, replacements, additions and improvements to its equipment as in its judgment are necessary to permit such business to be properly and advantageously conducted at all times;

(b) maintain and preserve its inventory except as sold in the ordinary course of business;

(c) preserve all beneficial contract rights to the extent commercially reasonable;

(d) in conjunction with, and at the direction of, Platinum, take commercially reasonable steps to collect all Accounts; and

(e) pay all taxes, assessments or other charges on the Collateral when due, unless the amount or validity of such taxes, assessments or charges are being contested in

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good faith by appropriate proceedings and reserves with respect thereto in conformity with generally accepted accounting principles have been provided on the books of the Company.

Nothing contained herein shall be construed to prohibit the Company from buying and selling equipment and inventory in the ordinary course of business; provided, however, that the Company will not sell equipment where either the adjusted basis of such equipment determined in accordance with generally accepted accounting principles or the sales price of such equipment exceeds, for any 12 month period, $5,000 in any individual transaction or $20,000 in the aggregate.

7. Additional Provisions Concerning the Collateral.

(a) The Company irrevocably appoints Platinum as its attorney-in-fact (such power of attorney being coupled with an interest) and proxy, with full authority in the place and stead of the Company and in its name or otherwise, from time to time in Platinum's discretion, to take any action or execute any instrument which Platinum may deem necessary or advisable to accomplish the purposes of this Agreement, including, without limitation: (i) to obtain and adjust insurance required to be paid to Platinum pursuant to Section 8 hereof; (ii) to ask, demand, collect, sue for, recover, compound, receive, and give acquittance and receipts for moneys due and to become due under or in respect of any of the Collateral; (iii) to receive, endorse, and collect any checks, drafts or other instruments, documents, and chattel paper in connection with clause (i) or clause (ii) above; (iv) to sign the Company's name on any invoice or bill of lading relating to any Account, on drafts against customers, on schedules and assignment of Accounts, on notices of assignments, financing statements and other public records, on verification of Accounts and on notices to customers (including notices directing customers to make payment directly to Platinum); (v) if a Default (as hereinafter defined) has occurred and is continuing, to notify the postal authorities to change the address for delivery of its mail to an address designated by Platinum, to receive, open and process all mail addressed to the Company, to send requests for verification of Accounts to customers; and (vi) to file any claims or take any action or institute any proceeding which Platinum may deem necessary or desirable for the collection of any of the Collateral or otherwise to enforce the rights of Platinum with respect to any of the Collateral. The Company ratifies and approves all acts of such attorney; and so long as such attorney acts in good faith and without gross negligence, such attorney shall have no liability to the Company for any act or omission thereas.

(b) If the Company fails to perform any agreement contained herein, Platinum may itself perform, or cause performance of, such agreement or obligation, and the costs and expenses of Platinum incurred in connection therewith shall be payable by the Company and shall be fully secured hereby.

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(c) The powers conferred upon Platinum hereunder are solely to protect its interest in the Collateral and shall not impose any duty upon Platinum to exercise any such powers. Except for the safe custody of any Collateral in its possession and the accounting for moneys actually received by Platinum hereunder, Platinum shall have no duty as to any Collateral or as to the taking of any necessary steps to preserve rights against prior parties or any other rights pertaining to any Collateral.

(d) Anything herein to the contrary notwithstanding, (i) the Company shall remain liable under any contracts and agreements relating to the Collateral, to the extent set forth therein, to perform all of its obligations thereunder to the same extent as if this Security Agreement had not been executed; (ii) the exercise by Platinum of any of its rights hereunder shall not release the Company from any of its obligations under the contracts and agreements relating to the Collateral; and (iii) Platinum shall not have any obligation or liability by reason of this Security Agreement under any contracts and agreements relating to the Collateral, nor shall Platinum be obligated to perform any of the obligations or duties of the Company thereunder or to take any action to collect or enforce any claim for payment assigned hereunder.

8. Insurance. The Company shall maintain insurance covering the Collateral with financially sound and reputable insurers satisfactory to Platinum against such risks as are customarily insured by a business in the same or similar industry and similarly situated for an amount not less than the full replacement value of such Collateral. All such insurance policies covering property on and after the date such property becomes subject to the Security Interest shall name Platinum on a Lenders Loss Payable Endorsement At the request of Platinum, all insurance policies covering property subject to the Security Interest shall be delivered to and held by Platinum. If, while any Obligations are outstanding, any proceeds in excess of $5,000 with respect to any casualty loss are paid to Platinum under such policies on account of such casualty loss, and there is no breach by the Company of any representations, or default by the Company in the performance of any covenant herein or in the Factoring Agreement contained (any of the foregoing being hereinafter referred to as an "Event of Default") which is continuing, Platinum will pay over such proceeds in whole or in part to the Company, for the purpose of repairing or replacing the Collateral destroyed or damaged, any such repaired or replaced Collateral being secured hereby. If an Event of Default has occurred and is continuing, Platinum may apply the proceeds in its discretion to any of the Obligations. All proceeds less than or equal to $5,000 with respect to any casualty loss shall be paid to the Company, to be used by the Company to replace or repair the Collateral destroyed or damaged, except that if an Event of Default shall have occurred, then Platinum shall apply the proceeds in its discretion to any of the Obligations. Platinum is hereby appointed during the term of this Agreement as irrevocable attorney-in-fact to collect the proceeds of such insurance, to settle any claims with the insurers in the event of loss or damage, to endorse settlement drafts and, upon an Event of Default under this Agreement, to cancel, assign or surrender any insurance policies.

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9. Fixtures. It is the intention of the parties hereto that none of the equipment, machinery or other property securing the Obligations hereunder shall become or constitute fixtures.

10. Default. (a) (i) If breach or default shall be made in the due performance or observance of any provision of this Agreement and such breach or default shall continue for a period of 5 days after written notice thereof shall have been received by the Company from Platinum; or (ii) an Event of Default, as defined in Section 8, shall have occurred and shall continue for a period of 5 days after written notice thereof shall have been received by the Company from Platinum (each of the foregoing being hereinafter referred to as a "Default"), then upon the occurrence of any such Default or at any time or times thereafter, unless such Default shall have been cured within any applicable grace period, or waived in writing by Platinum, Platinum shall have all of the rights and remedies of a secured party under the Uniform Commercial Code and shall have full power and authority to sell or otherwise dispose of the Collateral or any part thereof. Any such sale or other disposition, subject to the provisions of applicable law, may be by public or private proceedings and may be made by one or more contracts, as a unit or in parcels, at such time and place, by such method, in such manner and on such terms as Platinum may determine. Except as required by law, such sale or other disposition may be made without advertisement or notice of any kind or to any third party or third person. In the event any consent, approval or authorization of any governmental agency shall be necessary to effectuate any such sale or sales, the Company each shall execute, as necessary, all applications or other instruments as may be required.

(b) Upon the occurrence of a Default and at any time or times thereafter, subject to the provisions of applicable law, Platinum may take proceedings in any court of competent jurisdiction for the appointment of a receiver (which term shall include a receiver-manager) of the Collateral or of any part thereof or may by instrument in writing appoint any person to be receiver of the Collateral or any part thereof and may remove any receiver so appointed by Platinum and appoint another in his stead; and any such receiver appointed by instrument in writing shall have the power (i) to take possession of the Collateral or any part thereof , (ii) to carry on the business of the Company, (iii) to borrow money on the security of the Collateral in priority to this Agreement required for the maintenance, preservation or protection of the Collateral or any part thereof or for the carrying on of the business of the Company, and (iv) to sell, lease or otherwise dispose of the whole or any part of the Collateral at public auction, by public tender or by private sale, either for cash or upon credit, at such time and upon such terms and conditions as the receiver may determine; provided that any such receiver shall be deemed the agent of the Company and Platinum shall not be in any way responsible for any misconduct or negligence of any such receiver except for willful misconduct or gross negligence.

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11. Standards for Exercising Remedies. To the extent that applicable law imposes duties on Platinum to exercise remedies in a commercially reasonable manner, the Company acknowledges and agrees that it is not commercially unreasonable for Platinum:

(a) to not incur expenses to prepare Collateral for disposition or otherwise to complete raw material or work in process into finished goods or other finished products for disposition;

(b) to fail to obtain third party consents for access to Collateral to be disposed of, or to obtain or, if not required by other law, to fail to obtain governmental or third party consents for the collection or disposition of Collateral to be collected or disposed of;

(c) to fail to exercise collection remedies against Account Debtors or other persons obligated on Collateral or to remove liens or encumbrances on or any adverse claims against Collateral;

(d) to exercise collection remedies against Account Debtors and other persons obligated on Collateral directly or through the use of collection agencies and other collection specialists;

(e) to advertise dispositions of Collateral through publications or media of general circulation, whether or not the Collateral is of a specialized nature;

(f) to hire one or more professional auctioneers to assist in the disposition of Collateral, whether or not the collateral is of a specialized nature;

(g) to dispose of Collateral by using Internet sites that provide for the auction of assets of the types included in the Collateral or that have the reasonable capability of doing so, or that match buyers and sellers of assets;

(h) to dispose of assets in wholesale rather than retail markets;

(i) to disclaim all disposition warranties; or

(j) to purchase insurance or credit enhancements to insure Platinum against risks of loss, collection or disposition of Collateral or to provide to Platinum a guaranteed return from the collection or disposition of Collateral.

The Company acknowledges that the purpose of this Section 11 is to provide non-exhaustive indications of what actions or omissions by Platinum would not be commercially unreasonable in Platinum's exercise of remedies against the Collateral and that other actions or omissions by Platinum shall not be deemed commercially unreasonable solely on account of not being indicated in this Section. Without limitation upon the foregoing, nothing contained herein shall be construed to grant any rights to the

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Company or to impose any duties on Platinum that would not have been granted or imposed by this Agreement or by applicable law in the absence of this Section.

12. Payment of Taxes, Charges, Etc. Platinum, at its option, after notice to the Company, may discharge any taxes, charges, assessments, security interests, liens or other encumbrances (except those permitted by Section 5 of this Agreement) upon the Collateral or otherwise protect the value thereof. All such expenditures incurred by Platinum shall become payable by the Company to Platinum upon demand, shall bear interest at the rate of 18% per annum from the date incurred to the date of payment, and shall be secured by the Collateral.

13. Duties with Respect to Collateral. Platinum shall have no duty to the Company with respect to the Collateral other than the duty to use reasonable care in the safe custody of any of the Collateral in its possession. Without limiting the generality of the foregoing, Platinum, although it may do so at its option, shall be under no obligation to the Company to take any steps necessary to preserve rights in the Collateral against other parties.

14. Proceeds and Expenses of Dispositions. The Company shall pay to Platinum on demand any and all expenses, including reasonable attorneys' fees and disbursements, incurred or paid by Platinum in protecting, preserving, or enforcing its rights under or in respect of any of the Obligations or any of the Collateral. After deducting all of said expenses, the residue of any proceeds of collection or sale of the Obligations or Collateral shall, to the extent actually received in cash, be applied to the payment of the Obligations in such order or preference as Platinum may determine, notwithstanding contrary instructions received by Platinum from the Company or any other third party.

15. No Lien Termination without Release. In recognition of Platinum's right to have its attorneys' fees and other expenses incurred in connection with this Agreement secured by the Collateral, notwithstanding payment in full of all Obligations by Company, Platinum shall not be required to terminate any Uniform Commercial Code Financing Statements filed in its favor against the Company relating to the Collateral unless and until Company and all entities which are secondarily liable on the Obligations has executed and delivered to Platinum a general release, covering claims both known and unknown, in a form reasonably satisfactory to Platinum. Company understands that this provision constitutes a waiver of its rights under §9-513 of the UCC.

16. Waivers. To the extent permitted by law, the Company hereby waives demand for payment, notice of dishonor or protest and all other notices of any kind in connection with the obligations except notices required hereby, by law or by any other agreement between the Company and Platinum. Platinum may release, supersede, exchange or modify any Collateral or security which it may from time to time hold and may release, surrender or modify the liability of any third party without giving notice hereunder to the

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Company. Such modifications, changes, renewals, releases or other actions shall in no way affect any of the Obligations or the Company's obligations hereunder.

17. <u>Transfer Expenses, etc.</u> The Company will pay, indemnify and hold harmless Platinum from and against all costs and expenses (including taxes, if any) arising out of or incurred in connection with any transfer of Collateral into or out of the name of Platinum and all reasonable costs and expenses, including reasonable legal fees, of Platinum arising out of or incurred in connection with this Agreement; provided, however, that the Company shall not be responsible for expenses arising out of or incurred as a result of willful misconduct by Platinum.

18. <u>Modification.</u> This Agreement may not be modified or amended without the prior written consent of each of the parties hereto.

19. <u>Notices.</u> Except as otherwise provided in this Agreement, all notices and other communications hereunder shall be deemed to have been sufficiently given when mailed, postage prepaid, by certified or registered mail, sent by courier or telefaxed, return receipt requested, or confirmation of receipt requested in the case of a telefax, and the sender shall have received such return receipt or confirmation, such notices or communications to be, addressed as follows:

If to Platinum, to:

Platinum Funding Services LLC
Two University Plaza, Suite 206
Hackensack, New Jersey 07601
Attn: William T. Rooney
Telefax Number: (201) 487-6287

If to the Company, to:

Fresh Harvest Products, Inc.
280 Madison Avenue, Suite 1005
New York, New York 10016
Michael Jordan Friedman
Telefax Number: (212) 889-5731

or at such other address or telefax number, as the case may be, as the party to whom such notice or demand is directed may have designated in writing to the other party hereto by notice as provided in this Section 17. Each of the parties hereto shall have the right to rely on as an original any notice given hereunder by telefax as aforesaid.

20. <u>Rights; Merger.</u> No course of dealing between the Company and Platinum, nor any delay in exercising, on the part of Platinum, any right, power or privilege hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the

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exercise of any other right, power or privilege. The rights and remedies hereunder are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law or in equity, including, without limitation, the rights and remedies of a secured party under the Code. It is understood and agreed that all understandings and agreements heretofore had between the parties, if any, with respect to the subject matter hereof are merged into this Security Agreement, which alone fully and completely expresses their agreement.

21. Governing Law, Binding Effect, Etc. This Agreement and the rights and obligations of the parties hereunder shall be construed in accordance with and governed by the laws of the State of New York. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, including any other holder or holders of any obligations and may be executed in two or more counterparts, each of which shall together constitute one and the same agreement. The terms and provisions of Paragraph 11 of the Factoring Agreement are expressly incorporated herein.

22. Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision hereof.

IN WITNESS WHEREOF, the parties hereto have executed this Security Agreement as of the day and year first above written.

FRESH HARVEST PRODUCTS, INC.



By: _____
Name: Michael Jordan Friedman
Title: President

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EXHIBIT "A"

<u>Permitted Liens</u>
None

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Acknowledgment

STATE OF NY :
: SS:
COUNTY OF NY :

On this 2 day of January, 2007, before me personally came Michael Jordan Friedman, to me known, who being duly sworn, did depose and say that he resides at 333 West 56th Street, Apt. 7B, New York, New York 10019 and that he is the President of Fresh Harvest Products, Inc., a New Jersey corporation, the corporation described in and which executed the foregoing instrument, and acknowledged that he executed the same by authority of the board of directors of said corporation for the uses and purposes in said corporation set forth.

____
Notary Public

MINDY AMSEL
Notary Public, State of New York
No. 01AM6000316
Qualified in Kings County
Commission Expires Dec. 15, 20__

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